Exhibit 4.8

SUMMARY OF CREDIT LINE

In October 2013, CYREN entered into a Loan and Security Agreement with a U.S. financial institution for a line of credit with a maximum credit limit of up to $7.5 million. As of December 31, 2013, the Company had drawn down an amount of approximately $3.2 million from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that that the interest rate in effect on any day shall not be less than 6.00% per annum. In relation to this credit line, the Company is obligated by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2013, the Company was in full compliance with the financial covenants. The credit line is primarily used to accelerate strategic growth investments of the Company. As of March 31, 2014, the outstanding balance on the credit line was approximately $4.3 million. Concurrent with the establishment of the U.S. credit line, CYREN terminated two existing loans with Israeli banks and paid off the outstanding balances of each.